Exhibit 99.11

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

USA: Total announces significant oil discovery in the Gulf of Mexico

Paris, December 5, 2012 - Total announces a significant oil discovery at its North Platte prospect on Garden Banks Block 959 in the deepwater Gulf of Mexico. The discovery well encountered several hundred feet of net oil pay in Lower Tertiary sands which included several high-quality intervals.

Total estimates this discovery can have a potential of several hundred million barrels of oil. Further appraisal will be needed to confirm its size and commerciality.

“The North Platte discovery represents another example of Total’s bold exploration strategy targeting large exploration opportunities. It also demonstrates the efficiency of our alliance with Cobalt signed in 2009,” said Marc Blaizot, Total’s Senior Vice President Exploration.

Total is in a strategic alliance with Cobalt International Energy to explore for oil in the Deepwater Gulf of Mexico. The North Platte discovery is the first Lower Tertiary Wilcox formation well drilled by the Alliance. The results of the well confirm the northern extension of the Wilcox formation and the presence of liquid hydrocarbons. Therefore, this validates the major potential of this new exploration area of the Gulf of Mexico in which Total holds a substantial acreage position with several follow-on prospects.

North Platte is located in a water depth of approximately 4,400 feet (1,340 m) and was drilled to a total depth of approximately 34,500 feet (10,520 m).

Total holds a 40% interest in the North Platte discovery along with Cobalt (60%, operator).

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Exploration and Production in the USA

In the Gulf of Mexico, Total holds a 33.3% interest in the Chinook field, which is also located in the WiIcox formation reservoir, and a 17% interest in the Tahiti field. Total also holds a 25% interest in joint ventures with Chesapeake involved in the Utica and Barnett unconventional onshore resource plays.

The Group’s production in the USA was at 56,000 barrels of oil equivalent per day in 2011.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.